# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iShares MSCI Saudi Arabia Capped ETF, CIK 0001100663
CUSIP: 46434V423
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 HOWARD STREET, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001034882

## Reporting persons
- ClearBridge Investment Management Limited: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,395,679; shared voting power 0; sole dispositive power 1,395,679; shared dispositive power 0; aggregate amount beneficially owned 1,395,679 (7.5% of the class)

## Item 1. Issuer
Name of issuer: iShares MSCI Saudi Arabia Capped ETF
Address of issuer's principal executive offices: 400 Howard Street, San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing: ClearBridge Investment Management Limited
Address of principal business office or, if none, residence:
5 Morrison Street
Edinburgh, EH3 8BH
Scotland
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,395,679
Percent of class: 7.5%
Sole power to vote or to direct the vote: ClearBridge Investment Management Limited: 1,395,679
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: ClearBridge Investment Management Limited: 1,395,679
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of CIML, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Item 4 Ownership

The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of ClearBridge Investment Management Limited ("CIML"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub advisory agreement) delegates to CIML investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats CIML as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, CIML reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, CIML may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by CIML are exercised independently from FRI (CIML's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than CIML are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of CIML and FRI affiliates establish informational barriers that prevent the flow between CIML and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, CIML and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). However, because CIML exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by CIML is not attributed to FRI affiliates or the Principal Shareholders. CIML disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of CIML should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.

Furthermore, CIML believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which CIML or the FRI affiliates provide investment management services.

## Signatures
- ClearBridge Investment Management Limited: /s/JOANNA H. NOLAN, Chief Compliance Officer (11/10/2025)